May 25, 2006

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention:	Larry Spirgel
Assistant Director

Re:	Alestra, S. de R.L. de C.V.
Form 20-F for Fiscal Year Ended December 31, 2005
Filed April 3, 2006
File No. 1-31894

Dear Mr. Spirgel:

On behalf of Alestra, S. de R.L. de C.V. (the “Company”), set forth below are responses to the comment letter dated May 5, 2006 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) related to the Company’s Form 20-F for the year ended December 31, 2005 (the “Form 20-F”). As requested, this letter is being filed on EDGAR. Additionally, five copies of this letter are being delivered to you.

All references in the Company’s response to pages and captioned sections are to the Form 20-F as originally filed. Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form 20-F.

For convenience, the Company has included the SEC staff’s comments in italics below followed by the Company’s response.

Form 20-F for Fiscal Year Ended December 31, 2005

Note 3. Summary of Significant Accounting Policies, page F-9

g. Long-lived assets, page F-12

1.	You test for potential impairment of your long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through discounted future expected cash flows. Tell us and disclose, in future filings, your impairment testing policy for US GAAP reporting purposes. In this regard, please note that SFAS 144 requires that you compare the carrying value of the assets to the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset(s).

Response

For US GAAP purposes, pursuant to SFAS 144, we review the carrying value of our long-lived assets for impairment whenever changes in events and circumstances indicate that the carrying amount of the assets may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if a write-down to market value or undiscounted cash flows value is required. We will properly disclose this policy in future filings. We also want to note that during 2005, we completed an impairment analysis of our long-lived assets pursuant to the provisions of SFAS 144, and did not encounter impaired assets.

Note 5. Accounts Receivable and Payable and Transactions with Affiliates and Other Related Parties, page F-17

2.	We note at footnote (e) that AT&T Corp. has agreed, on November 30, 2005, to waive the 2005 royalty payment if you invest funds in marketing and developing your own brand during a defined initial transition period. Clarify for us whether you have accrued the royalty fee for 2005 and, if not, tell us to what the expense in the amount of Ps32,133 relates.

Response

Since its inception, Alestra entered into a trade and service mark license agreement with AT&T, which allows Alestra to use certain trade and service marks of AT&T in exchange for a minimum payment of US $3.0 million. This license agreement expired on October 17, 2004, and was extended several times until November 30, 2005. On this date, the license agreement was amended and its term has been extended until November 30, 2008; this term includes an initial transition period and an extended transition period lasting 18 months each. Under the amended agreement, Alestra must develop its own license or mark during the initial transition period in order to be able to continue making reference to AT&T’s products during the extended transition period. Royalty fees under the amended agreement may be waived by AT&T for the initial and extended transition period, including the 2005 royalty payment, if certain conditions are met. The royalty payment for 2005 will only be waived if related funds are invested in marketing and developing the new marks during the initial transition period. This waiver could be obtained only if those conditions are met at the end of the initial transition period. Because the conditions to obtain the waiver of the royalty fee were not met at December 31, 2005, management concluded that Alestra had a legal obligation to pay the minimum US$3.0 million payment to AT&T, an therefore recorded an accrual and the expense in the amount of Ps$31,133 related to the 2005 royalty fee. In future filings, we will clarify the terms of the amended trade and service mark agreement with AT&T, to better explain the procedures for the waiver of the royalty fees.

Note 9. Notes Payable and Capital Leases, page F-21

3.	Tell us how you accounted for the changes to the terms of the notes payable to Hewlett Packard de Mexico, S.A. de C.V. for US GAAP reporting purposes.

Response

The changes to the terms of the notes payables to Hewlett Packard de Mexico, S.A. de C.V. during 2005 were not accounted for in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings”, as these modifications did not meet the criteria in SFAS 15 and EITF 02-4, “Determining Whether a Debtor’s Modification or Exchange of Debt Instruments is within the Scope of SFAS No. 15” for troubled debt restructurings. For US GAAP reporting purposes, we followed the dispositions of EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”. Alestra completed an evaluation under EITF 96-19 and concluded that the changes to the terms of the Hewlett Packard notes payables were not “substantial”. That is, the difference between the present value of the cash flows under the new terms and the present value of the remaining cash flows under the original terms were not substantially different, less than 10%. Therefore, a new effective interest rate was determined based on the carrying amount of the original debt instrument and the revised cash flows. There were no fees paid for amending the terms of these notes, nor material remaining deferred issuance costs.

Note 14. Segments, page F-27

4.	We note that in 2004 you re-evaluated your internal reporting structure and decided to report only two segments, as compared to four segments in the prior years. Describe for us in more detail the changes in your internal reporting structure and tell us how you analyzed the guidance in SFAS 131 in determining that you were required to only present two reportable segments. If you have aggregated more than one operating segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

Response

Until December 2003, our Chief Operating Decision Maker (CODM) received discrete financial information (e.g. operating profits) for four operating segments: domestic long distance, international long distance, data transmission and internet services and local services. During 2004, Alestra re-evaluated its internal segment reporting structure due to international and domestic developments. International and domestic revenues have declined dramatically due to lower international settlement rates and average prices per minute, respectively. Therefore, the Company did not find it relevant to continue to generate and monitor separate financial performance of domestic versus international long distance services. In addition, a change in our strategy to provide data, internet and local services to our customers was re-directed to customers requiring bundled services. Because the same customers were acquiring both data and internet and local services, management decided in 2004 to monitor the performance of data, internet and local services as one profit center. In summary, these developments and conditions made us change our internal reporting structure. Since 2004, the Company only makes available to our CODM discrete financial information on our two operating segments: Long Distance and Data, Internet and Local. We also want to clarify that since 2004, we only have two “segment managers” (as defined by FAS 131), one for each operating segment. We analyzed the guidance of paragraph 17 in SFAS 131 and concluded that our two operating segments do not meet the criteria for aggregation into one reportable segment.

Note 15. Costs of Special Projects, page F-29

5.	It is unclear to us how you accounted for the settlement of all outstanding amounts in relation to special projects on November 24, 2004. Clarify your obligations under the settlement agreement and the effect on your income statement and balance sheet. In addition, tell us if this accounting treatment was consistent for purposes of US GAAP reporting.

Response

Under Mexican GAAP, the Cost of Special Projects settlement was accounted for as a write-off of all outstanding amounts in November 24, 2004, since these costs were considered fully paid by Alestra. The effect in the balance sheet and income statement are disclosed below. This accounting treatment was consistent for US GAAP reporting purposes.

It is important to consider that the Cost of Special Projects agreement was established as a part of the privatization of the Telecommunications System in Mexico. This agreement with the dominant carrier in Mexico was established and first settled in 2000. This first settlement extinguished the liability for US$42.5 million (US$13.6 million and US$28.1 million in the table below) and established a new liability of US$26.0 million to be amortized over the following four years. As shown below, the sum of the $26 million liability and the additional yearly costs incurred for the Special Projects is the total amount Alestra would have to pay Telmex, the dominant carrier. This total amount was reduced in 2003 and 2004 by a discount granted by Telmex for timely payments of amounts owed. These timely payments reduced the abovementioned expense for each year. Such timely payments were settled separately for each year and were based on different agreements.

As a result of this agreement Alestra recognized US$89.0 million (US$104.2 million minus US$15.2 million) of these special projects from 1997 through 2004.

Special Projects Costs reserve roll forward.

(Million of US dollars)

	Income Statement Expense	Payments (-)	2000 settlement payment (-)	Balance Sheet Timely discounts (-)	Liability
1997	17.09				17.09
1998	18.37				35.46
1999	18.30				53.76
2000	14.70	13.64	28.81		26.01
2001	12.13	15.63			22.51
2002	10.65	15.63			17.53
2003	7.34	7.05		8.25	9.57
2004	5.58	8.23		6.92	0.00
	104.16	60.18	28.81	15.17	0.00

Note 20. Differences Between Mexican GAAP and US GAAP, page F-33

Effects of the Restructuring of the Old Senior Notes, page F-36

6.	We note that you concluded that no gain should be recognized, under US GAAP, for the notes that were exchanged or settled for cash in your debt restructuring. Tell us how you applied the guidance in SFAS 15 in determining that the entire gain of Ps l,638,815, recorded under Mexican GAAP in 2003, should be reversed in your reconciliation to US GAAP. Clarify how you accounted for the portion of the notes that were settled in cash.

Response

We accounted for the restructuring in accordance with FAS 15 since we experienced financial difficulties and our effective borrowing rate on our restructured debt was less than our effective borrowing rate of the old debt immediately prior to the restructuring, pursuant to EITF 02-04 and FAS 15 guidelines.

In 2003, as a part of our debt restructuring we split the existing debt prior to the restructuring in three different tranches for US GAAP accounting purposes as follows:

Exchange offer – 84.40% of the old Notes were exchanged for new Notes and a partial cash payment. This cash payment covered all bond holders. We followed the FAS 15 guidelines for troubled debt restructurings with partial settlements. Specifically, under FAS 15, in a troubled debt restructuring, when the carrying amount of the existing notes, net of cash paid in partial cash settlement, does not exceed the total future cash payments specified by the new notes, no gain on the restructuring is recognized for the notes that were exchanged. Following guidance of SFAS 15, interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified in the new notes with the carrying amount of the old notes. As a result of applying criteria of SFAS 15, the net effect of the restructuring is being recognized prospectively as a reduction of the interest expense throughout the term of the new notes. Debt issuance cost of Ps146,493, incurred in the debt restructuring, were recorded as an expense in 2003; the unamortized debt issuance cost of Ps119,761 of the Old Senior Notes, are being amortized in the new term of the restructured notes using the effective interest rate. Under Mexican GAAP the gain related to this tranche was recognized in the income statement at the date of the restructuring. Such gain was reversed for US GAAP purposes amounting to US$141.5 million and is being amortized based on the new effective interest rate.

Cash offer – 1.04% of the bondholders settled its Notes with us and we recognized the effects of such amount of Notes directly to the results of the year for US GAAP (US$2.6 million). The accounting followed under Mexican GAAP was consistent with the US GAAP approach. For US GAAP purposes the US$2.6 million was netted against the amortization of the gain recognized in the exchange offer tranche explained above.

Old Notes – 14.56% of the bondholders decided to not exchange the old Notes for New Notes and hence such old Notes continue accruing interest based on the old conditions and still part of our liabilities. We did not recognize any gain or loss as a result of this 14.56% of old Notes.

Severance Payments, page F-38

7.	Describe for us in more detail the nature of your severance benefits. Tell us how you account for these payments under US GAAP in 2005 and your basis in the accounting literature. Also, clarify how you accounted for the payments for US GAAP reporting in prior years. Provide us with your analysis under SAB 99 to support your position that your financial statements are not materially misstated as a result of not having recognized the costs associated with these benefits in prior years.

Response

Severance compensation must be paid to employees at any moment an employer terminates relationship; compensation is based on current salary and seniority of employees. If relationship is terminated by employees, then employers are not obligated to pay severances. The transitional provision of paragraph 28 of Bulletin D-3 allows companies to either recognize a cumulative effect one-time charge of the entire unrecognized severance liability into earnings upon adoption or, alternatively, amortize the initial previously unrecognized liability over the expected employee relationship period. Under Mexican GAAP, Alestra has opted to recognize the initial liability, estimated to be Ps. 22,846, over the expected remaining employee relationship period and consequently, as of December 31, 2005, has recognized a charge to earnings and a liability totaling Ps. 2,058. Alestra understands that the American Institute of Certified Public Accountants (AICPA) International Practices Task Force has recently discussed the accounting for the severance compensation under U.S. GAAP. In light of these discussions, Alestra re-evaluated the accounting the severance compensation under the criteria of Financial Accounting Standard Board’s (“FASB”) Statement of Financial Accounting Standards No. 112, “Employers’ Accounting for Postemployment Benefits” (“SFAS No. 112”). SFAS No. 112 requires employers to recognize the obligation to provide postemployment benefits in accordance with FASB Statement No. 43, “Accounting for Compensated Absences”, if the obligation is attributable to employees’ services already rendered, employees’ rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated. Since all of the FAS 43, paragraph 6 conditions are met, Alestra concluded that it should have recorded a liability for severance benefits in prior years. This liability will have the same value as the liability estimated in accordance with Bulletin D-3.

It is Alestra’s conclusion that the impact of not recognizing a severance expense for U.S. GAAP purposes for the audited years 2003 and 2004 was not material to its 2003 and 2004 consolidated financial statements. The unrecorded severance expenses represented 0.8% and 1.4% of pre-tax income (loss) for the years ended December 31, 2003 and 2004, respectively. In addition, the recognition of the full liability under U.S. GAAP in 2005 is not material to the annual U.S. GAAP results for the year. As noted in note 20 to the consolidated financial statements, Alestra recorded a liability of Ps20,788 in 2005, which represent 4.8% and 1.5% of pre-tax income and total equity, respectively. Alestra also completed a qualitative analysis, please refer to Schedule A.

As a result of the quantitative and qualitative analysis, Alestra did not restate its previously issued historical financial information under U.S. GAAP. Alestra recognized the full severance liability for U.S. purposes in 2005. As Alestra opted to amortize the severance liability rather than recognizing the complete liability as a charge to earnings in its financial statements prepared in accordance with Mexican GAAP in 2005, Alestra included a reconciling item in the financial statements to recognize the remaining amount of the liability for U.S. GAAP purposes.

*        *         *

Should you have any questions about the responses in this letter, please feel free to contact the undersigned at (212) 530-5431.

Sincerely yours,

/s/ Paul E. Denaro
Paul E. Denaro

cc:	Melissa Hauber, Senior Staff Accountant, Securities Exchange Commission
Carlos Pacho, Senior Assistant Chief Accountant, Securities and Exchange Commission
Patricio E. de la Garza, Chief Financial Officer, Alestra, S. de R.L. de C.V.
Marcelo A Mottesi, Milbank, Tweed, Hadley & McCloy LLP
Miguel A. Puente Buentello, PricewaterhouseCoopers, S.C.

Schedule A

Supplemental Qualitative Analysis Related to the recognition of a FAS112 liability

No.	Qualitative factor	Evaluation and conclusion

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The severance liability is based on third party actuarial calculations, which take into consideration several actuarial assumptions related to employee costs. Inherent degree of imprecision is smaller than what would be expected on a SFAS 87 actuarial calculation given that there are less variables to consider (i.e. there are no plan assets, the benefit amount is dictated by the labor law, etc).

2.	Whether the misstatement masks a change in earnings or other trends	Although our net revenues and operating income have been declining over the last few years, the potential adjustments would change any trend. In terms of net income (loss), the amounts reported under U.S. GAAP have fluctuated between years but the trends would not be impacted significantly.

3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise	This is a non-cash charge and therefore does not affect the Company’s cash flows. The item affects the operating results of the Company in a very insignificant amount.

4.	Whether the misstatement changes a loss into income or vice versa	This item did not change the Company’s net loss into income or vice versa.

5.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability	The liability relates to all Company’s employees and impacts all segments and not a specific one.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements	Recognition of the liability does not affect the Company’s regulatory requirements in Mexico and the United States.

7.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	Loan covenants are not affected by the liability.

8.	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation	The Company does not offer bonus linked to operating results to its officers.

9.	Whether the misstatement involves concealment of an unlawful transaction.	This liability does not involve any unlawful transaction. It arises from specific benefits to employees stated in the labor contracts that were not recognized in prior periods.

10.	Expected market reaction	We do not expect any market reaction since the amount is insignificant and has no bearing on our cash flow or taxes.

May 25, 2006

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention: Larry Spirgel

                   Assistant Director

Re:	Alestra, S. de R.L. de C.V.
Form 20-F for Fiscal Year Ended December 31, 2005
Filed April 3, 2006
File No. 1-31894

In connection with responding to the comment letter dated May 5, 2006 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) related to the Alestra, S. de R.L. de C.V.’s (the “Company”) Form 20-F for the year ended December 31, 2005 (the “Form 20-F”) the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Securities Exchange Act filings (the “Filings”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Patricio E. de la Garza
Patricio E. de la Garza Chief Financial Officer Alestra, S. de R.L. de C.V.